                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           ARKANSAS BEST CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   040790107
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)



                               Page 1 of 5 Pages

CUSIP NO. 040790107      SCHEDULE 13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Young, III


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [ ]
     Not Applicable                                                      (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

NUMBER OF SHARES         5.   SOLE VOTING POWER

                              2,005,639  Direct
                                 21,840  Vested stock options
                                         exercisable within
                                         sixty (60) days
                                  1,103  401(k)
                              ---------
                              2,028,582

BENEFICIALLY             6.   SHARED VOTING POWER

                              None

OWNED BY EACH            7.   SOLE DISPOSITIVE POWER

                              Same as Number 5.

REPORTING PERSON         8.   SHARED DISPOSITIVE POWER

                              None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,028,582

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *            [ ]

     Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.4%

                     *See Instructions Before Filling Out!



                               Page 2 of 5 Pages

                                SCHEDULE 13G

12.  TYPE OF REPORTING PERSON

     IN

Item 1(a).     Name of Issuer:  Arkansas Best Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1000 South 21st Street
               Fort Smith, Arkansas 72901

Item 2(a).     Name of Person Filing:  Robert A. Young, III

Item 2(b).     Address of Principal Business Office or, if none, residence:

               1000 South 21st Street
               Fort Smith, Arkansas 72901

Item 2(c).     Citizenship:  United States Citizen

Item 2(d). Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:  040790107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is: (Not applicable)

               (a)  [ ] Broker or Dealer registered under the Act

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

               (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

               (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

               (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G); see Item 7

               (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



                               Page 3 of 5 Pages

                                SCHEDULE 13G

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:  2,028,582

               (b)  Percent of Class:  10.4%

               (c)  Number of Shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote:

                           2,005,639  Direct
                              21,840  Vested stock options
                                      exercisable within
                                      sixty (60) days
                               1,103  401(k)
                           ---------
                           2,028,582

                    (ii)   Shared power to vote or to direct the vote:

                           None

                    (iii)  Sole power to dispose or to direct the
                           disposition of:

                           Same as Item 4(c)(i)

                    (iv) Shared power to dispose or to direct the disposition of:

                           None


Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable


                               Page 4 of 5 Pages

                                SCHEDULE 13G

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               Not Applicable


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By:   /s/ Robert A. Young, III
                                              ----------------------------------
                                              Signature

                                              President, Chief Executive
                                              Officer and Director
                                              ----------------------------------
                                              Name/Title

                                        Date: February 13, 1995



                               Page 5 of 5 Pages